VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

June 21, 2024

VIA EDGAR

Ms. Jaea Hahn, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Voya Credit Income Fund
(File Nos. 333-219011; 811-10223)

Dear Ms. Hahn:

This letter responds to comments provided by telephone on June14, 2024, by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 11 (the “Amendment”) to the registration statement on Form N-2 for Voya Credit Income Fund (the “Fund”) filed with the SEC, via the EDGAR system, pursuant to Rule 486(a) under the Securities Act of 1933 (the “1933 Act”) on April 29, 2024.

Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the registration statement. The Fund intends to file a future post-effective amendment pursuant to Rule 486(b) under the 1933 Act (the “Future Amendment”) to, as applicable: (i) reflect the revisions discussed herein in response to the Staff’s comments; (ii) make certain non- material changes, as appropriate; (iii) include relevant financial information; and (iv) file exhibits to the registration statement. For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

1. Comment: Where a comment is made with respect to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Fund confirms that where a comment is made with respect to disclosure in one location, it will apply to all similar disclosure appearing elsewhere in the registration statement.

2. Comment: Because the Fund utilizes leverage, please add a cross reference on the cover page to the discussion in the prospectus regarding the Fund’s leveraged capital structure.

Response: The Fund will add the following disclosure on the cover page of the prospectus in the Future Amendment.

To seek to increase the yield on the Common Shares, the Fund employs financial leverage by borrowing money and may also issue preferred shares. See “Risk Factors and Special Considerations - Leverage” and “Description of the Capital Structure” later in the Fund’s prospectus.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 21, 2024

Page | 2

3. Comment: Please add disclosure to the second paragraph of the cover page of the prospectus stating that the Fund may invest in high yield debt and clarify that such investments are also considered below investment grade or “junk” investments.

Response: The Fund appreciates the Staff's comment and believes the following disclosure on the cover page addresses the Staff’s comment.

The Fund may invest in securities of any credit quality, duration, or maturity and may invest without limit in securities rated below investment grade.

•The Fund may invest in below investment grade investments (“junk” instruments), securities which are at risk of default as to the repayment of principal and/or interest at the time of acquisition by the Fund or are rated in the lower rating categories or are unrated. These investments may be difficult to value and may be illiquid. See “Risk Factors and Special Considerations –Liquidity and High-Yield Securities” later in this Prospectus.

4. Comment: With respect to the use of derivatives mentioned on the cover page, the Staff requests the discussion be tailored to enumerate the types of derivatives and how the Fund intends to use such in derivatives in furtherance of the Fund’s investment objective.

Response: The Fund believes the following disclosure in the Fund’s principal investment strategies addresses the Staff’s comment; however, the Fund respectfully declines to add such disclosure to the cover page and does not believe such detailed disclosure on the cover page is required by Form N-2.

The Fund may invest in derivative instruments, including but not limited to, the following: credit-linked notes, options, futures contracts, options on futures, forward contracts, debt swap agreements, credit default swap agreements, interest rate swaps, total return swaps, and currency related derivatives, including currency forwards and currency swaps, subject to applicable law. The Fund typically uses derivatives to seek to reduce exposures or other risks such as interest rate or currency risk, to substitute for taking a position in the underlying asset, and/or to enhance returns in the Fund.

5. Comment: In light of the sales charge applicable to Class A shares of the Fund, the Staff requests that disclosure be added to the cover page stating the total return required to recover expenses.

Response: The Fund will add the following disclosure to the Fund’s prospectus cover page in the Future Amendment.

•With respect to Class A Common Shares, an investor will pay a sales load of up to 2.50% on the amount invested. If you pay the maximum aggregate 2.50% sales load, you must experience a total return on your net investment of 2.56% in order to recover such sales charges.

6. Comment: The Staff requests that a cross reference be added in the Fund’s principal investment strategies regarding the speculative or risk factors specific to the Fund’s investment strategy associated with Item 1(j) of Form N-2 and Guide 7.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 21, 2024

Page | 3

Response: The Fund will add the following disclosure to the principal investment strategies in the Future Amendment.

Investment in the Fund involves certain risks and special considerations, including risks associated with the Fund’s use of leverage. See “Risk Factors and Special Considerations” later in this Prospectus for a discussion of any factors that make an investment in the Fund speculative or high risk.

7. Comment: Please consider revising the Fund’s 80% investment policy to combine the definition of credit sectors in the first sentence of the first paragraph of the Fund’s principal investment strategy with the 80% policy reflected in the second sentence.

Response: The Fund respectfully declines to revise its 80% investment policy and believes the Fund’s disclosure as excerpted below is appropriate and adequately describes the Fund’s investments.

The Fund allocates its assets among a broad range of credit sectors, including corporate debt securities, loans, high yield debt securities, and collateralized loan obligations (CLOs). The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in floating-rate obligations, fixed-income securities, and derivative instruments intended to provide economic exposure to such credit sectors.

8.	Comment:	The Staff noted the disclosure stating “[a]s of June 6, 2024 the Fund had no Preferred
Shares outstanding. The Fund may consider issuing Preferred Shares during the current fiscal year or in the future.” Please confirm supplementally the Fund’s plans with respect to Preferred Shares.
	Response:	At this time, the Fund does not expect to issue Preferred Shares in the current fiscal year.
9.	Comment:	Under the section titled “Repurchase Offers” or elsewhere in the Fund’s prospectus, please clarify that there is not an active trading market for the Fund’s securities (see Guide 7 to Form
N-2).
	Response:	The Fund will add the following disclosure under the Section titled “Repurchase Offers”

in the Future Amendment.

Common Shares are not listed on any securities exchange and it is not anticipated that a secondary market for Common Shares will develop.

10. Comment: With respect to the risk entitled “Derivative Instruments,” the Staff requests that the risk be revised or “tailored” to include the specific types of derivative instruments in which the Fund may invest.

Response: The Fund appreciates the Staff’s comment but believes the current disclosure adequately describes the risks entailed with investment in the types of derivatives included in the Fund’s principal investment strategies.

11. Comment: The Staff requests that the Fund add disclosure to the prospectus that in the event of the oversubscription of a repurchase offer, shareholders may be unable to liquidate all or a given

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 21, 2024

Page | 4

percentage of their investment in the registrant at net asset value during that repurchase offer (see Guide 10 to Form N-2).

Response: The Fund believes the following disclosure under the principal risk titled “Limited Liquidity for Investors” addresses the Staff’s comment.

To provide a measure of liquidity, the Fund will normally make monthly repurchase offers for not less than 5% of its outstanding Common Shares. If more than 5% of Common Shares are tendered, investors may not be able to completely liquidate their holdings in any one month.

12. Comment: The Staff requests that the Fund provide supplementally a completed fee table prior to filing the post-effective amendment for Staff review, noting that the Staff may have additional comments following its review.

Response: The Fund confirms that a completed fee table will be included in the Future Amendment but respectfully declines to provide in advance for Staff review. The Fund notes that one of the enumerated purposes of Rule 486(b) under the 1933 Act is to bring a fund’s financial statements up to date pursuant to Section 10(a)(3) of the 1933 Act. Accordingly, fee table information may be updated in an amendment pursuant to Rule 486(b) and is not subject to Staff review in advance of an amendment filing pursuant to Rule 486(b).

13. Comment: Due to the redundancies in certain disclosures under “Foreign (Non-U.S.) and Non- Canadian Issuers” and “Foreign (Non-U.S.) Investments,” consider combining these two risks.

Response: The Fund appreciates the Staff's comment but respectfully declines to make the requested change because it believes the use the referenced separate risks is appropriate for the Fund's principal investment strategy.

14. Comment: Please confirm that a power of attorney has been filed for each trustee on whose behalf the registration statement is signed or include such power of attorney in the Future Amendment.

Response: The Fund confirms that a power of attorney for each Trustee has been filed with the Fund’s registration statement.

Should you have any questions or comments regarding this letter, please contact Tracy Reed at 480-477-2631 or the undersigned at (480) 477-2457.

Regards,

/s/ Gizachew Wubishet

Gizachew Wubishet, Esq., Voya Investments, LLC

cc:Huey P. Falgout, Jr., Esq., Voya Investments, LLC Joanne Osberg, Esq., Voya Investments, LLC Elizabeth J. Reza, Esq., Ropes & Gray LLP Jessica Reece, Esq., Ropes & Gray LLP Jeremy Smith, Esq., Ropes & Gray LLP